Exhibit 2.6

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”) is executed as of June 11, 2013 (the “Effective Date”) by and among AMERICAN HOMES 4 RENT, LLC, a Delaware limited liability company (“AH LLC”), ALASKA PERMANENT FUND CORPORATION, acting for and on behalf of the funds which the Alaska Permanent Fund Corporation is designated by Alaska Statutes 37.13 to manage and invest (together with its permitted successors and assignees, the “APFC Member”), AMERICAN HOMES 4 RENT, a Maryland real estate investment trust (the “Company”), AMERICAN HOMES 4 RENT, L.P., a Delaware limited partnership (the “OP”), AMERICAN HOMES 4 RENT I, LLC, a Delaware limited liability company (the “Venture”), and AMERICAN HOMES 4 RENT TRS, LLC, a Delaware limited liability company and a wholly owned subsidiary of the OP (“TRS”). Capitalized terms used but not defined herein shall have the meanings set forth on Exhibit A.

R E C I T A L S :

A. AH LLC currently owns twenty percent (20%) of the membership interests in the Venture, as well as a promoted interest in the Venture (collectively, the “AH LLC Membership Interests”).

B. The APFC Member currently owns the remaining eighty percent (80%) of the membership interests in the Venture (the “APFC Membership Interests”, and, together with the AH LLC Membership Interests, the “Membership Interests”).

C. AH LLC, the OP and the Company have closed the transaction pursuant to that certain Contribution Agreement dated May 28, 2013 between such parties in the form of Exhibit B-1 (the “Other Contribution Agreement”) and, as a result, the Company and AH LLC have executed the Amended and Restated Agreement on Investment Opportunities (the “Investment Agreement Amendment”) in the form attached hereto as Exhibit B-2, amending that certain Agreement on Investment Opportunities dated November 21, 2012 and providing for the following: (i) precluding AH LLC from providing advisory or property management services to third parties investing in any type of business relating to investment in, ownership of, or rental of single-family homes; (ii) increasing from 20% to 100% the Company’s right to receive promoted interests in any future outside investment vehicles; (iii) upon the 18-month anniversary of the closing of the Other Contribution Agreement, eliminating the 5% acquisition and renovation fee paid to AH LLC and, upon the 15-month anniversary of the closing of the Other Contribution Agreement, providing the Company with the option to internalize the acquisition and renovation activity by offering employment to AH LLC’s acquisition and renovation personnel, which employment would commence upon the 18-month anniversary of the closing of the Other Contribution Agreement; (iv) providing for a monthly payment of $100,000 by AH LLC to American Homes 4 Rent Management Holdings, LLC (the “Property Manager”) for maintenance and use of the intellectual property transferred to the OP and/or the Property Manager for 18 months after the closing pursuant to the Other Contribution Agreement; and (v) providing that no acquisition fee will be paid to AH LLC in connection with the acquisition by the OP of the Venture.

D. The Company desires to issue to the OP certain Class A common shares in the Company in return for the issuance to the Company by the OP of certain Class A Units of the OP.

E. At the Closing (as defined below) and immediately prior to the contributions and assignments contemplated by Recitals F and G below, the Venture will convey (or cause each of its applicable subsidiaries to convey) to TRS all of the beneficial right, title and interest of the Venture (or each applicable subsidiary) in and to those properties listed on Exhibit C (the “Excluded Properties”).

F. At the Closing, AH LLC will contribute and assign to the OP (in return for Class A Units of the OP) all of AH LLC’s right, title and interest in and to the AH LLC Membership Interests, all as more particularly set forth herein.

G. At the Closing, the APFC Member will contribute and assign to the OP (in return for Class A common shares of the Company acquired by the OP as contemplated by Recital D above) all of the APFC Member’s right, title and interest in and to the APFC Membership Interests, all as more particularly set forth herein.

H. In determining the number of Class A Units of the OP to be issued to AH LLC and the number of Class A common shares of the Company to be issued to the APFC Member, the capitalized value (utilizing a 5.65% capitalization rate) of all 4,778 non-California properties owned by the Venture (or its subsidiaries) as of April 12, 2013 (the “Properties”) was utilized (the parties agreeing that such capitalized value as of April 12, 2013 equaled Nine Hundred Four Million, Four Hundred Eighty-Six Thousand, Five Hundred and Forty-Seven Dollars ($904,486,547)), and a unit/share price of Sixteen and 15/100 Dollars ($16.15) per Class A Unit of the OP and per Class A common share of the Company was utilized. The agreed upon value of each of such non-California property is stated on Exhibit D.

I. In connection with the conveyance of the Class A common shares of the Company to the APFC Member as contemplated by Recital G above, the APFC Member and the Company will enter into (i) at Closing, a Registration Rights Agreement substantially in the form of Exhibit E (the “Registration Rights Agreement”) and (ii) at the closing of the Company’s initial public offering, a Lock-Up Agreement substantially in the form of Exhibit F (the “Lock-Up Agreement”).

J. As a result of the Transactions contemplated above, after the Closing, TRS will own all of the beneficial right, title and interest in and to the Excluded Properties, and the OP will own all of the AH LLC Membership Interests and all of the APFC Membership Interests (comprising all of the ownership interests in the Venture).

K. After the Closing, the parties will make a post-Closing reconciliation so as to reconcile non-real property asset and liability accounts as of April 30, 2013, with the reconciliation to be calculated as of December 31, 2013, all as more particularly set forth below.

L. This Agreement and the Transactions have been duly and unconditionally (other than for the conditions expressly set forth herein) authorized by the special committee of independent members of the board of trustees of the Company (the “Special Committee”). In

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connection with such approval, the Company has received the opinion of Duff & Phelps, LLC (“Duff & Phelps”), to the effect that the consideration payable by the Company and the OP in the Transactions is fair from a financial point of view to the Company.

M. This Agreement and the Transactions have been duly and unconditionally (other than for the conditions expressly set forth herein) authorized by the board of trustees of the APFC Member.

N. This Agreement and the Transactions have been duly and unconditionally (other than for the conditions expressly set forth herein) authorized by the members of AH LLC.

A G R E E M E N T :

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Issuance of Company Shares to OP. At the Closing, the Company shall issue to the OP 43,609,394 Class A common shares of the Company (the “Common Shares”), and in exchange therefor, the OP shall concurrently issue to the Company 43,609,394 Class A Units of the OP.

2. Contributions.

2.1. At the Closing, the Venture will be deemed to have conveyed (or caused each of its applicable subsidiaries to convey) to TRS all of the beneficial right, title and interest of the Venture (or each applicable subsidiary) in and to the Excluded Properties. The Venture will retain legal title to the Excluded Properties until each of the Excluded Properties is sold by TRS, at which time the Venture will deed each such Excluded Property directly to the purchaser thereof.

2.2. At the Closing and immediately after the conveyance of the Venture’s beneficial interests in the Excluded Properties pursuant to Section 2.1 above, AH LLC shall contribute to the OP all of AH LLC’s right, title and interest in and to the AH LLC Membership Interests. In exchange for (a) AH LLC’s agreement to cause the Venture to make the conveyance pursuant to Section 2.1 above and (b) AH LLC’s contribution of the AH LLC Membership Interests to the OP, the OP shall issue to AH LLC 12,395,965 Class A Units of the OP (the “OP Units”).

2.3. At the Closing and immediately after the conveyance of the Venture’s beneficial interests in the Excluded Properties pursuant to Section 2.1 above, the APFC Member shall contribute to the OP all of the APFC Member’s right, title and interest in and to the APFC Membership Interests. In exchange for (a) the APFC Member’s agreement to cause the Venture to make the conveyance pursuant to Section 2.1 above and (b) the APFC Member’s contribution of the APFC Membership Interests to the OP, the OP shall convey to the APFC Member the Common Shares.

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2.4 TRS hereby accepts the conveyances of the beneficial right, title and interest of the Venture (or each applicable subsidiary) in and to the Excluded Properties and agrees to assume any and all rights, obligations and responsibilities, known or unknown, contingent or current, including, without limitation, any and all liabilities, arising in connection with such conveyances and such beneficial right, title and interest in and to the Excluded Properties.

3. Closing.

3.1. Closing Date and Place. The closing of the Transactions (the “Closing”) will take place on the date of this Agreement (the “Closing Date”), at the principal offices of the Company located at 22917 Pacific Coast Highway, Suite 300, Malibu, California 90265.

3.2. Closing Actions and Documents. At the Closing, the following events shall occur in the order specified below and the following closing documents shall be delivered by and to the parties specified below:

(a) an Assignment and Assumption of Membership Interests in the form of Exhibit G (the “AH LLC Membership Assignment”) shall be executed and delivered by AH LLC and by the OP;

(b) an Assignment and Assumption of Membership Interests, in the form of Exhibit H (the “APFC Member LLC Membership Assignment”) shall be executed and delivered by the APFC Member and by the OP;

(c) an affidavit certifying that AH LLC is not a “foreign person” under the Foreign Investment in Real Property Tax Act shall be executed and delivered by AH LLC;

(d) an affidavit certifying that the APFC Member is not a “foreign person” under the Foreign Investment in Real Property Tax Act shall be executed and delivered by the APFC Member;

(e) the Registration Rights Agreement shall be executed and delivered by the APFC Member and the Company;

(f) a certificate executed by the Secretary of AH LLC certifying as of the Closing Date (i) all applicable resolutions, fully and properly executed, evidencing AH LLC’s authorization to execute, deliver and perform this Agreement and the Transaction Documents to which AH LLC is a party; (ii) a true and complete copy of the certificate of formation and operating agreement of AH LLC, and any amendments; and (iii) incumbency matters shall be delivered by AH LLC;

(g) a certificate executed by the Chief Executive Officer, Chief Investment Officer or other authorized signatory of the APFC Member certifying as of the Closing Date (i) all member or other applicable resolutions or delegations, fully and properly executed, evidencing the APFC Member’s

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authorization to execute, deliver and perform this Agreement and the Transaction Documents to which the APFC Member is a party; and (ii) incumbency matters shall be delivered by the APFC Member; and

(h) such other documents or items as may be reasonably required to effect the consummation of the Transactions shall be executed and delivered by the respective parties.

At the Closing, (i) AH LLC and the OP shall cause the AH LLC Membership Assignment to be executed and delivered to each other, (b) the APFC Member and the OP shall cause the APFC Member Membership Assignment to be executed and delivered to each other, and (c) the APFC Member and the Company shall cause the Registration Rights Agreement to be executed and delivered to each other.

3.3. Costs. Each party shall directly pay for all legal fees incurred by such party. The Company shall also pay for all costs of the Company and the Special Committee, including, but not limited to, any fees of its advisors Hogan Lovells US LLP, the Wolfson Law Firm, Duff & Phelps, and BDO USA, LLP. Following the Closing, the Venture shall be entitled to use the excess of the Monetary Assets over the Monetary Liabilities (as such terms are defined below) in connection with the initial repair and renovation of the Properties (as defined below) prior to the initial leasing of the Properties following the Venture’s (or its subsidiaries’) acquisition thereof (the “Initial Renovations”). All other costs incurred in connection with the transfer of the AH LLC Membership Interests and/or the APFC Membership Interests, and/or the transfer of the beneficial right, title and interest in and to the Excluded Properties, including, but not limited to, any transfer taxes, recording fees, HOA transfer fees and/or registration fees shall be paid by the parties as follows: (i) 50% shall be paid by the Company, and (ii) the remaining 50% shall be paid one half by the APFC Member and one half by AH LLC. The provisions of this Section 3.3 shall survive the Closing.

4. Title Warranty. In anticipation of this Agreement, AH LLC and the APFC Member have entered into a waiver of AH LLC’s obligation to provide title insurance, and an indemnity by AH LLC of certain liabilities associated with warranties of title, in the form of Exhibit I. The beneficial right, title and interest in the Excluded Properties will be conveyed to TRS, and the Properties (other than the Excluded Properties) will indirectly be conveyed, via the assignment of the Membership Interests contemplated herein. The Properties will be conveyed subject to all matters of record or apparent, provided that in no event shall any of the Properties be subject to (a) any Encumbrances except for (i) non-delinquent real property taxes and assessments, which are a lien not yet due and payable, (ii) non-delinquent assessments pursuant to any covenants, conditions and restrictions or (iii) liens imposed by laws, such as carriers’, warehousemen’s and mechanics’ liens, and other similar liens arising in the ordinary course of business which secure payment of obligations arising in the ordinary course of business not more than 60 days past due, (b) any rights of first refusal or first offer, right of redemption or purchase options, (c) zoning laws and ordinances applicable to the Properties which are violated by the existing improvements or present uses thereof or the transfer of the Properties, or (d) covenants, conditions and restrictions on title that prohibit leasing of any of the Properties (provided, however, that the warranty set forth in this Section 4(d) shall not be applicable with respect to any of the Excluded Properties).

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5. Representations and Warranties.

5.1. Representations and Warranties of AH LLC. AH LLC hereby represents, warrants and covenants to each of the Company, the OP, TRS (as applicable) and the APFC Member (with respect to Section 5.1(hh) only) as follows as of the Closing Date, which representations, warranties and covenants shall survive the Closing:

(a) Due Authorization; Approvals. This Agreement has been duly authorized, executed and delivered by AH LLC and constitutes the legal, valid and binding agreement of AH LLC enforceable against AH LLC in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights and to general principles of equity. The execution and delivery of this Agreement and the Transaction Documents to which AH LLC is a party and the performance by AH LLC of the Transactions have been approved by the members of AH LLC, and no other corporate or other proceedings on the part of AH LLC are necessary to authorize the execution and delivery by AH LLC of this Agreement or the Transactions Documents to which AH LLC is a party or the performance by AH LLC of the Transactions. Upon their execution, the Transaction Documents to which AH LLC is a party will be duly executed and delivered by AH LLC and will constitute valid and binding obligations of AH LLC, enforceable against AH LLC in accordance with their respective terms, subject to applicable bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights and to general principles of equity.

(b) Litigation and Default. (i) None of AH LLC, the Venture or any subsidiary of the Venture has been served with notice of any legal proceeding against any of AH LLC, the Venture or any subsidiary, except as set forth on Schedule 5.1(b), (ii) to AH LLC’s Knowledge, no legal proceeding has been threatened against AH LLC, the Venture or any subsidiary of the Venture, nor, to AH LLC’s Knowledge, is there any claim or grounds for any claim that might result in any such legal proceeding, (iii) none of AH LLC, the Venture or any subsidiary of the Venture is in material breach of any provisions of any Legal Requirement and (iv) to AH LLC’s Knowledge, no event has occurred that, with due notice or lapse of time or both, would constitute a material breach of any Legal Requirement on the part of AH LLC, the Venture or any subsidiary of the Venture. There are no outstanding orders, writs, judgments, decrees, injunctions or settlements against AH LLC, the Venture or any subsidiary of the Venture that (i) prohibit or restrict the consummation of the Transactions; or (ii) has, or would reasonably be expected to have, a Material Adverse Effect on the Venture.

(c) Organization and Good Standing of the Venture, its Subsidiaries and AH LLC. Each of the Venture, its subsidiaries and AH LLC (i) is a duly formed limited liability company validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in each of the states in which they are required to be qualified, and (ii) has the requisite limited liability company power and authority to (A) carry on its business as now being conducted, except where the failure to be qualified would not reasonably be expected to result in a

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Material Adverse Effect and (B) execute, deliver and perform its obligations under this Agreement, the Transaction Documents and the documents to be executed and delivered by each of the Venture and AH LLC pursuant to this Agreement (to the extent it is a party thereto). None of the Venture, its subsidiaries or AH LLC is in default under any provision of its certificate of formation, operating agreement or other organizational document.

(d) No Conflict; Legal Compliance. (1) Neither the execution, delivery, nor performance of this Agreement by the Venture or AH LLC, nor any action or omission on the part of the Venture, any subsidiary of the Venture or AH LLC required pursuant hereto, nor the consummation of the Transactions will (i) result in a breach or violation of, or constitute a default under, any Legal Requirement; (ii) result in a breach of any term or provision of the organizational documents of the Venture, any subsidiary of the Venture or AH LLC; or (iii) constitute a default or result in the cancellation, termination, acceleration, breach or violation of any agreement, instrument or other material document to which the Venture, any subsidiary of the Venture or AH LLC is a party or by which any of their respective properties is bound, or give any Person the right to challenge any such transaction, to declare any such default, cancellation, termination, acceleration, breach or violation or to exercise any remedy or obtain any other relief under any such agreement, instrument or other material document or under any Legal Requirement, except, in the case of (i) or (iii), for such breaches, cancellations, terminations, acceleration, default or violation that would not reasonably be expected to result in a Material Adverse Effect; and (2) none of the Venture, any subsidiary of the Venture or AH LLC is, or will be, required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement that has not already been given or obtained.

(e) Insolvency. None of the Venture, any of its subsidiaries or AH LLC has (i) made a general assignment for the benefit of creditors; (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by its creditors; (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of its assets; (iv) suffered the attachment or other judicial seizure of all, or substantially all, of its assets; (v) admitted in writing its inability to pay its debts as they come due; or (vi) made an offer of settlement, extension or composition to its creditors generally.

(f) Title to Properties. The Venture or each applicable subsidiary of the Venture has good and marketable title to each applicable Property as set forth on Exhibit D hereto, with the exception of those certain properties acquired in connection with foreclosure sales (“Foreclosure Properties”) wherein the Venture or its applicable subsidiary acquired the equitable interest in such Foreclosure Properties at the point of sale but is still awaiting judicial or other approval to obtain marketable title thereof.

(g) Ownership of the Membership Interests. AH LLC owns all of the AH LLC Membership Interests without Encumbrance thereon. There are no

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outstanding subscriptions, options, warrants, calls, rights or convertible or exchangeable securities or any other agreements or other instruments giving any Person the right to acquire the AH LLC Membership Interests or any other Equity Interests in the Venture or any of its subsidiaries, or giving any Person any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option to acquire such shares or Equity Interests. There are no outstanding or authorized share appreciation, phantom share, profit participation, or similar rights for which the Venture or any of its subsidiaries has any liability. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any Equity Interests of the Venture or any of its subsidiaries. There are no issued or outstanding bonds, indentures, notes or other Indebtedness having the right to vote (or convertible into securities that have the right to vote) on any matters on which the members of AH LLC, the Venture or any of their respective subsidiaries may vote. Immediately following the Closing, the OP shall have ownership of the AH LLC Membership Interests, free and clear of all Encumbrances of any nature whatsoever, other than those imposed by law, or contemplated by this Agreement.

(h) Eminent Domain and Impositions. None of AH LLC, the Venture or any of their respective subsidiaries has been served with any, and to the Knowledge of AH LLC there are no, existing, proposed or contemplated eminent domain proceedings that would affect any of the Properties. There are no delinquent assessments relating to the Properties for public improvements, including, without limitation, those for construction of sewer and water lines and mains, street lights, streets, sidewalks and curbs.

(i) Agreements. The contracts listed on Schedule 5.1(i) attached hereto constitute all of the Contracts (and all material amendments or modifications thereto) that will survive the Closing, except for those matters of record, the Leases, possible leasing restrictions with respect to the Excluded Properties, as provided in Section 5.1(f) with respect to Foreclosure Properties, any management agreements or other contracts disclosed on Schedule 5.1(i), any agreements and escrow documents in connection with the purchase or sale of single-family homes, and those agreements contemplated under this Agreement. There are no change orders, modifications or amendments to any of the Contracts which have been agreed which have not been reduced to writing as of the Effective Date. Except (A) as provided in subparagraph 5.1(f) above with respect to Foreclosure Properties, (B) for the leases on the Properties (the “Leases”), (C) any management agreements or other contracts disclosed on Schedule 5.1(i), and (D) matters of record, possible leasing restrictions with respect to the Excluded Properties, any agreements and escrow documents in connection with the purchase or sale of single-family homes and those agreements contemplated under this Agreement (the “Purchase Agreements”), (1) none of AH LLC, the Venture or any of its subsidiaries has entered into any, and to the Knowledge of AH LLC there are no, agreements, contracts, documents, easements, restrictions or covenants specifically related to any of the Properties which constitute a Material Adverse Effect (provided, however, that the Excluded Properties may have

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restrictions relating to the leasing thereof and such restrictions shall not be deemed a breach of this representation), (2) none of AH LLC, the Venture or any of its subsidiaries has entered into any, and to the Knowledge of AH LLC there are no, agreements, contracts, documents, easements, restrictions or covenants relating to, or in any way affecting, the Properties will prevent the Venture or TRS, as applicable, from leasing, operating or disposing of the applicable Property in a commercially reasonable manner (provided, however, that the Excluded Properties may have restrictions relating to the leasing thereof and such restrictions shall not be deemed a breach of this representation), (3) neither the Venture nor AH LLC has entered into any agreement, contract, document, restriction or covenant that could materially and adversely affect the use, rental, operation or enjoyment of any of the Properties, (4) none of the Properties is subject to any restrictions relating to affordability or age restrictions (such as senior housing) and (5) none of the Properties is subject to any agreement, contract, document, restriction or covenant that would be in violation of the provisions of Section 4 above. Without limiting the foregoing, none of the OP, the Company, the Venture, any of its subsidiaries, or TRS will be liable for any amounts payable after the transfer of the AH LLC Membership Interests to the OP under any management or leasing agreement entered into by AH LLC, the Venture or any of the Venture’s subsidiaries prior to the Closing and relating to the Properties, other than those management fees, if any, payable to American Homes 4 Rent Management Holdings, LLC (“Property Manager”) accruing under that certain Property Management Agreement dated July 31, 2012 between the Venture and Property Manager (the “Venture Property Management Agreement”). There are no agreements or contracts that will be binding on the Venture, TRS or any of their subsidiaries after the Closing, except for those matters of record, the Leases, possible leasing restrictions with respect to the Excluded Properties, any agreements and escrow documents in connection with the purchase or sale of single-family homes, those agreements contemplated under this Agreement and those agreements or contracts listed on Schedule 5.1(i). True and complete copies of all such agreements and contracts have been made available to the OP and the Company; such agreements and contracts are in full force and effect; and none of the Venture, any of its subsidiaries or AH LLC has received any written notice that it is in default of any of its obligations under any such agreements or contracts beyond any applicable grace period which has not been cured. Except as set forth on Schedule 5.1(i), no consents or approvals are required under any Contract in order to consummate the Transactions. Other than the Contracts, none of AH LLC, the Venture or any of their respective subsidiaries is a party to any contract, agreement, arrangement or understanding that is necessary for the operations of the Venture or any of the Venture’s subsidiaries.

(j) No Defaults under Agreements; Valid and Binding. None of the Venture, any of its subsidiaries or AH LLC has given to, or received from, any other party to any Contract affecting the Properties (including, without limitation, any of the covenants, conditions, restrictions, right-of-way or easements encumbering any of the Properties) any notice of any uncured material default with respect to any Contract affecting the Properties. To the Knowledge of AH LLC, no other party to any Contract affecting the Properties (including, without

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limitation, any of the covenants, conditions, restrictions, right-of-way or easements encumbering any of the Properties) has given to, or received from, any other party to any such Contract any notice of any uncured material default with respect to any material agreement affecting the Properties. Further, no event has occurred or, to the Knowledge of AH LLC, is threatened, which through the passage of time or the giving of notice, or both, would constitute a default thereunder which would have a Material Adverse Effect. The Contracts are valid and binding and in full force and effect, and have not been amended, modified or supplemented since such time as such agreements were made available to the Company and/or the OP, except for such amendments, modifications and supplements delivered or made available to the Company and/or the OP.

(k) Leases and Purchase Agreements. True and complete copies of all Leases and Purchase Agreements have been made available to the OP and the Company; such Leases and Purchase Agreements are in full force and effect; and none of the Venture, any of its subsidiaries or AH LLC has received any written notice that it is in default of any of its obligations under such Leases or Purchase Agreements beyond any applicable grace period which has not been cured.

(l) No Options to Purchase. There exist no options, rights of first offer, rights of first refusal or any other form of right or option to purchase any of the Properties.

(m) Improvements. Prior to the Effective Date, excluding those Properties which were occupied and continued to be occupied by the same tenant before and after the foreclosure sale, AH LLC, the Venture or its subsidiaries has, at its sole cost and expense, performed, in a good and workmanlike manner and in accordance with applicable Laws (including, obtaining any required permits), the maintenance, repairs, replacements and capital expenditures to the Properties performed through the date of transfer. All amounts owing to any contractors, engineers, consultants, architects and other persons providing services and materials to the Venture, any of its subsidiaries or AH LLC in connection with such work on the Properties have been paid in full or will be paid in full by AH LLC or by the Venture prior to delinquency.

(n) Compliance with Laws. None of the Venture, any of its subsidiaries or AH LLC has received written notice of any material violation of any Laws, which violation remains uncured or which could subject the Venture or any of the Properties to any material fine, Encumbrance or other liability. Each of the Venture, its subsidiaries and AH LLC is not, and has not been, in material default under or in material violation of, nor have the Venture, any of its subsidiaries or AH LLC been charged with any material violation of, any Law, relating to or arising out of the Venture, the operations thereof or the Contracts. The operations of the Venture and its subsidiaries have at all times been operated in all material respects in accordance with applicable Laws and permits.

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(o) Property Addresses. Each listed address of the Properties set forth on Exhibit D is true and correct in all material respects.

(p) Hazardous Materials. No Person has used, generated, manufactured, stored or disposed any Hazardous Substances in, at, on, under or about the Properties or transported any Hazardous Substance to or from the Properties in violation of applicable laws. To AH LLC’s Knowledge, (a) the Properties are not in violation, nor have been or are currently under investigation for violation, of any federal, state or local law, ordinance or regulation relating to industrial hygiene, worker health and safety, or to the environmental conditions in, at, on, under or about the Properties, including, but not limited to, soil or groundwater conditions, (b) the Properties have not been subject to, and are not within 2,000 feet of, a deposit of any Hazardous Substance other than facilities normal for residential neighborhoods, (c) there has been no discharge, migration or release of any Hazardous Substance from, into, on, under or about the Properties, and (d) there is not now, nor has there ever been on or in the Properties, underground storage tanks or surface impoundments, any asbestos-containing materials or any polychlorinated biphenyls used in hydraulic oils, electrical transformers or other equipment.

(q) Brokers, Finders and Advisors. None of AH LLC, any of its subsidiaries, the Venture or any of its subsidiaries has entered into any agreement resulting in, or which will result in, the Venture, any of its subsidiaries, the Company or the OP having any obligation or liability as a result of the execution and delivery of this Agreement and the consummation of the Transactions for any brokerage, finder or advisory fees or charges of any kind whatsoever.

(r) Foreign Asset Control. None of AH LLC, the Venture or any of its subsidiaries, or any of their respective Affiliates or constituents is a Person that: (i) is, or is controlled by, a Designated Person; (ii) has received funds or other property from a Designated Person; or (iii) is in breach of or is the subject of any action or investigation under any Anti-Terrorism Law. None of the Venture, any of its subsidiaries, AH LLC or any of their other Affiliates or constituents engages or will engage in any dealings or transactions, or is or will be otherwise associated, with any Designated Person. The Venture, each of its subsidiaries and AH LLC are in compliance with the Patriot Act. The Venture, each of its subsidiaries and AH LLC have taken commercially reasonable measures to ensure compliance with the Anti-Terrorism Laws, including the requirement that (A) no Person who owns any direct or indirect interest in the Venture, any of its subsidiaries or AH LLC is a Designated Person; and (B) funds invested directly or indirectly in the Venture, any of its subsidiaries and AH LLC are derived from legal sources.

(s) Monetary Liens and Encumbrances. Other than as permitted by Section 4 of this Agreement, there are no taxes, assessments, mortgages, deeds of trust, mechanics’ liens or other monetary liens affecting the Properties.

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(t) Issuance of OP Units.

(1) AH LLC understands that the OP Units being issued hereunder have not been registered under the Securities Act, or under applicable state securities laws (“Blue Sky Laws”), in reliance upon exemptions contained in the Securities Act of 1933, as amended (the “Securities Act”) and Blue Sky Laws and any applicable regulations promulgated thereunder or interpretations thereof, and cannot be offered for sale, sold or otherwise transferred unless, among other things, such OP Units subsequently are so registered or qualify for exemption from registration under the Securities Act and Blue Sky Laws.

(2) The OP Units being acquired by AH LLC hereunder are being acquired under this Agreement by AH LLC in good faith solely for its own account, for investment and not with a view toward resale or other distribution in violation of the Securities Act, and that the OP Units shall not be disposed of by AH LLC in contravention of the Securities Act or any applicable Blue Sky Laws.

(3) AH LLC has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the OP Units, and it understands and is able to bear any economic risks associated with such investment (including the inherent risk of losing all or part of its investment in such OP Units).

(4) AH LLC is personally and directly familiar with business that is conducted and is intended to be conducted by the OP and the Company, including financial matters related to such business, has been given the opportunity to ask questions of, and receive answers from, the general partner of the OP and the trustees of the Company concerning the business and financial affairs of the OP and the Company, and the terms and conditions of its acquisition of such OP Units, and has had further opportunity to obtain any additional information desired (including information necessary to verify the accuracy of the foregoing).

(5) AH LLC has had an opportunity, to the full extent it deemed necessary or desirable, to inform its legal and/or financial advisers of the terms, nature and risks of investing in the OP Units at this time, and to consult with them as appropriate about the investment.

(6) AH LLC is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

(u) Tax.

(1) The Venture and each of its subsidiaries (the Venture and its subsidiaries being referred to collectively as the “Tax Matters Persons” in this Section 5.1(u)) are and have been since each entity’s

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respective formation treated as a partnership or an entity disregarded as an entity separate from its owner for U.S. federal income tax purposes. None of Venture or any of its subsidiaries has made an election to be treated as an association taxable as a corporation.

(2) Each of the Tax Matter Persons has timely filed or will timely file all federal, state, local and foreign tax returns and reports required to be filed by it with a Governmental Authority (after giving effect to any filing extension properly granted by a Governmental Authority having authority to do so). All such tax returns and reports are accurate and complete in all material respects, and the Tax Matter Persons have paid (or had paid on its behalf) all Taxes shown thereon as owing. All Taxes that the Tax Matters Persons are or were required by Law to withhold or collect in connection with amounts owing to any employee, independent contractor, creditor, or other third party have been duly withheld or collected and, to the extent required, have been paid to the appropriate Governmental Authority. No deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Tax Matters Persons, and no requests for waivers of the time to assess any such Taxes are pending.

(3) There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of the assets or Equity Interests of the Tax Matter Persons.

(4) There are no pending or threatened audits, assessments or other actions with respect to Taxes of the Tax Matter Persons, or any matters under discussion with any tax authority with respect to Taxes that are likely to result in an additional liability for Taxes with respect to the Tax Matter Persons.

(v) Subsidiaries. Each (and all) of the Venture’s subsidiaries is listed on Exhibit D and the Properties owned by each such subsidiary is listed on Exhibit D. All references herein to the Venture’s subsidiaries shall be deemed to be references to those subsidiaries listed on Exhibit D.

(w) Financial Statements. Copies of (i) the audited financial statements for the Venture and its subsidiaries (which may be included on a consolidated statement for some or all of the subsidiaries), consisting of the balance sheet of each such entity as at December 31, 2012 and the related statements of income and retained earnings, member equity and cash flows for such year, and (ii) the unaudited financial statements for the Venture and its subsidiaries (which may be included on a consolidated statement for some or all of the subsidiaries), consisting of the balance sheet of each such entity as at March 31, 2013 and the related statements of income and retained earnings, member equity and cash flows for the period then ended (collectively, the “Financial Statements”) have been delivered to the Company and the OP. The Financial Statements have been prepared in

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accordance with GAAP applied on a consistent basis throughout the periods involved. The Financial Statements are complete and correct and fairly present, in all material respects, the financial position, results of operations, changes in members’ equity, and cash flows of the Venture and its subsidiaries as of their respective dates and for the respective periods presented, and are consistent with the books and records of the Venture and its subsidiaries (which books and records are complete and correct in all material respects). None of the Venture or any of its subsidiaries has any significant deficiencies in the design or operation of its internal controls which could have a significant impact on the Company’s ability to record, process, summarize and report financial data with respect to the Venture or any such subsidiary. None of AH LLC, the Venture or any of its subsidiaries has identified any fraud, whether or not material, that involves management or other employees of such Person who have a significant role in such Person’s internal controls with respect to the Venture or any of its subsidiaries. Since March 31, 2013, there have been no significant changes in the internal controls of AH LLC, the Venture or any of its subsidiaries relating to the Venture or any of its subsidiaries or in other factors with respect to AH LLC’s, the Venture’s or any of its subsidiaries’ operations that could significantly affect internal controls with respect to the Venture or any of its subsidiaries. December 31, 2012 is referred to herein as the “Balance Sheet Date.”

(x) Absence of Certain Changes. From the Balance Sheet Date until the Effective Date, each of the Venture, its subsidiaries and AH LLC has operated in the ordinary course of business in all material respects.

(y) Title to Assets. Each of the Venture, its subsidiaries and AH LLC has good, valid and marketable title to all Transferred Assets. All such assets are free and clear of all Encumbrances other than Encumbrances for or in respect of Taxes or governmental levies not yet due and payable (for all of which the Financial Statements contain an adequate reserve as of the respective dates thereof). Each of the Transferred Assets is suitable for the purpose for which it is intended to be used.

(z) Sufficiency of Assets. Immediately following the Closing, the Company will have all of the assets necessary for the Company and the OP to conduct the business and operations of the Venture and its subsidiaries in substantially the same manner as such business and operations are being conducted as of the Effective Date and as such business and operations are proposed to be conducted following the Closing reflected in the assumptions underlying the Projections.

(aa) Loans to Certain Parties. There are no outstanding loans to or other Indebtedness incurred by the Venture or any of its subsidiaries.

(bb) Licenses and Permits. The Venture and its subsidiaries hold all licenses, permits and other regulatory and governmental authorizations (“Governmental Licenses”) that are required to be maintained by them in

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connection with the conduct of the operations of the Venture and its subsidiaries, except where the failure to hold any Governmental License would not have a Material Adverse Effect on the Venture or the operations of the Venture and its subsidiaries. Each such Governmental License is valid and in full force and effect in all material respects and will not be invalidated by consummation of the Transactions. AH LLC, the Venture and its subsidiaries have been in compliance in all material respects with all of the terms and requirements of each Governmental License and there are no disputes, oral agreements or forbearance programs in effect as to any Governmental License.

(cc) Insurance.

(1) Schedule 5.1(cc) sets forth a complete and correct list of all insurance policies held by or on behalf of the Venture or any of its subsidiaries and a brief description of such insurance policies. AH LLC has delivered to the Company a complete and correct copy of all such policies together with all riders and amendments thereto entered into prior to the date hereof. All the insurance policies listed on Schedule 5.1(cc) are in full force and effect. All premiums due and payable on the insurance policies listed on Schedule 5.1(cc) have been paid and no notice of cancellation or termination has been received with respect to any such policy. Immediately following the Closing, the Venture and its subsidiaries will have insurance policies substantially similar to the insurance policies listed on Schedule 5.1(cc) and such policies will be in full force and effect (the “Post-Closing Insurance Policies”). The insurance policies referred to in this Section 5.1(cc) (including the Post-Closing Insurance Policies) will not terminate by reason of any of the Transactions (assuming payment of any applicable policy premiums arising after the Closing). All premiums due and payable in respect of the insurance policies referred to in this Section 5.1(cc) have been duly and timely paid.

(2) There are no claims pending under any of the insurance policies set forth on Schedule 5.1(cc) as to which coverage has been questioned, denied or disputed by the underwriters of such policies. All premiums due and payable under all of the insurance policies set forth on Schedule 5.1(cc) have been paid, and AH LLC, the Venture and each of its subsidiaries is otherwise in compliance with the terms of such policies.

(dd) Projections and Financial Information Provided to Special Committee. The projections (the “Projections”) and other financial information provided to the Special Committee were prepared in good faith using assumptions that AH LLC believes in good faith are reasonable (which assumptions are disclosed therein) and are based on all reasonably available information regarding the current and historic operations, income and expenses of the Venture and its subsidiaries and the operations, income and expenses of the Venture and its subsidiaries as it is proposed to be conducted following the Closing as reflected in

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the assumptions underlying the Projections, it being understood by the Company that (i) such Projections are not a guarantee of the future performance of the Venture and its subsidiaries, or that the Projections will be obtained and (ii) AH LLC shall have no liability and there shall not be a breach of this Section 5.1(dd) based solely on the failure to achieve the Projections.

(ee) Absence of Undisclosed Liabilities. There are no liabilities or obligations relating to the Venture, its subsidiaries or the Transferred Assets of any nature, whether accrued, contingent or otherwise, and, to the Knowledge of AH LLC, there is no existing condition, situation or set of circumstances that reasonably could be expected to result in such a liability or obligation, except for liabilities or obligations (i) reflected in the balance sheets of the Venture and its subsidiaries as of March 31, 2013 included in the Financial Statements or (ii) that were incurred since March 31, 2013 in the ordinary course of business and could not reasonably be expected to have a Material Adverse Effect on the Venture or any of its subsidiaries. As of the Closing, the Venture and its subsidiaries will not have any liabilities other than liabilities set forth on the Closing Date Balance Sheet and liabilities set forth on Schedule 5.1(ee).

(ff) Powers of Attorney. Other than powers of attorney in forms substantially similar to those attached as Exhibit L hereto, there are no outstanding powers of attorney executed on behalf of the Venture or its subsidiaries.

(gg) Information Provided to Duff & Phelps. The information provided to Duff & Phelps by AH LLC or the Venture in connection with the role of Duff & Phelps as the financial advisor to the Special Committee was complete and correct in all material respects, and AH LLC did not fail to provide Duff & Phelps with any material facts known to AH LLC, the Venture or its subsidiaries, the omission of which would render the information provided materially misleading.

(hh) Disclosure Documents Provided to the APFC Member. The written information disclosed to the APFC Member, which shall include the Company’s registration statement on Form S-11, dated June 4, 2013 and shall exclude any amendments to such registration statement after such date (the “Registration Statement”) (together with the Registration Statement, the “Disclosure Documents”) by or pertaining to AH LLC or the Venture in connection with the Transactions do not, when taken as a whole, contain a misstatement of material fact, nor do they omit to state a material fact necessary to make the statements made therein, in light of the circumstances in which they are made, not misleading.

(ii) Transactions with Related Parties; Employees. There are no outstanding loans, receivables or payables from or to AH LLC, on the one hand, and the Venture or any of its subsidiaries, on the other hand. There is no agreement requiring payments to be made by the Venture or its subsidiaries to any Person on a change of control or otherwise as a result of the consummation of the Transactions. The Venture and its subsidiaries do not have any employees.

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(jj) No Other Business. The Venture’s only business is the ownership of the Properties. The Venture and its subsidiaries have conducted no business other than the ownership of the Properties.

5.2. Representations and Warranties of the APFC Member. The APFC Member hereby represents, warrants and covenants to the Company, the OP and TRS (as applicable) as of the Closing Date, as set forth in this Section 5.2. The representations, warranties and covenants set forth in this Section 5.2 shall survive the Closing to the extent set forth in Section 7.1. Other than for the representations set forth in Sections 5.2(a), (c), (d), (e), (g) and (h), the representations, warranties and covenants set forth in this Section 5.2 assume the accuracy and completeness of the representations and warranties set forth in Section 5.1.

(a) Due Authorization; Approvals. This Agreement has been duly authorized, executed and delivered by the APFC Member and constitutes the legal, valid and binding agreement of the APFC Member enforceable against the APFC Member in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights and to general principles of equity. The execution and delivery of this Agreement and the Transaction Documents to which the APFC Member is a party and the performance by the APFC Member of the Transactions have been approved by the trustees of the APFC Member, and no proceedings on the part of the APFC Member are necessary to authorize the execution and delivery by the APFC Member of this Agreement or the Transactions Documents to which the APFC Member is a party or the performance by the APFC Member of the Transactions. Upon their execution, the Transaction Documents to which the APFC Member is a party will be duly executed and delivered by the APFC Member and will constitute valid and binding obligations of the APFC Member, enforceable against the APFC Member in accordance with their respective terms, subject to the limitations set forth herein and to applicable bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights and to general principles of equity.

(b) Litigation and Default. (i) The APFC Member has not been served with notice of any legal proceeding against the APFC Member, the Venture or any subsidiary of the Venture that relates to the Venture, this Agreement or the Transactions, (ii) to the APFC Member’s Knowledge, no legal proceeding has been threatened against the APFC Member, the Venture or any subsidiary of the Venture with respect to the Venture, this Agreement or the Transactions, nor, to the APFC Member’s Knowledge, is there any claim or grounds for any claim that might result in any legal proceeding, (iii) the APFC Member is not in material breach of any provisions of any Legal Requirement that could affect the Transactions and (iv) to the APFC Member’s Knowledge, no event has occurred that, with due notice or lapse of time or both, would constitute a material breach of any Legal Requirement on the part of the APFC Member, the Venture or any subsidiary of the Venture. There are no outstanding orders, writs, judgments, decrees, injunctions or settlements against the APFC Member that (i) prohibit or restrict the consummation of the Transactions; or (ii) has, or would reasonably be expected to constitute a Material Adverse Effect on the Venture.

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(c) Organization and Good Standing of the APFC Member. The APFC Member has the requisite power and authority to (A) carry on its business as now being conducted, except where the failure to be qualified would not reasonably be expected to result in a Material Adverse Effect and (B) execute, deliver and perform its obligations under this Agreement, the Transaction Documents and the documents to be executed and delivered by it pursuant to this Agreement (to the extent it is a party thereto). The APFC Member is not in default under any provision of the statutes governing its creation or existence, or under its bylaws or other organizational documents.

(d) No Conflict; Legal Compliance. Assuming the consent of AH LLC to the assignment of the Membership Interests in the Venture pursuant to the limited liability company agreement thereof, (1) neither the execution, delivery, nor performance of this Agreement by the APFC Member, nor any action or omission on the part of the APFC Member required pursuant hereto, nor the consummation of the Transactions will (i) result in a breach or violation of, or constitute a default under, any Legal Requirement, (ii) result in a breach of the bylaws of the APFC Member, or (iii) constitute a default or result in the cancellation, termination, acceleration, breach or violation of any agreement, instrument, indenture, lease or other material document to which the APFC Member is a party or by which any of its properties is bound, or give any Person the right to challenge any such transaction, to declare any such default, cancellation, termination, acceleration, breach or violation or to exercise any remedy or obtain any other relief under any such agreement, instrument, indenture, lease, or other material document or under any Legal Requirement, except, in the case of (i) or (iii), for such breaches, cancellations, terminations, acceleration, default or violation that would not reasonably be expected to result in a Material Adverse Effect; and (2) the APFC Member is not, nor will be, required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement that has not already been given or obtained.

(e) Ownership of the Membership Interests. The APFC Member owns all of the APFC Membership Interests without Encumbrance thereon. There are no outstanding subscriptions, options, warrants, calls, rights or convertible or exchangeable securities or any other agreements or other instruments giving any Person the right to acquire any of the APFC Membership Interests, or giving any Person any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option to acquire such APFC Membership Interests. There are no voting trusts, proxies or other agreements or understandings to which the APFC Member is party with respect to the voting of any Equity Interests of the Venture or any of its subsidiaries. Immediately following the Closing, and assuming the consent of AH LLC to the transfer of the APFC Membership Interests, the OP shall have ownership of the APFC Membership Interests, free and clear of all Encumbrances of any nature whatsoever, other than those imposed by law, or contemplated by this Agreement.

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(f) Brokers, Finders and Advisors. The APFC Member has not entered into any agreement resulting in the Venture, any of its subsidiaries, the Company or the OP having any obligation or liability as a result of the execution and delivery of this Agreement and the consummation of the Transactions for any brokerage, finder or advisory fees or charges of any kind whatsoever.

(g) Foreign Asset Control. Neither the APFC Member nor, to the APFC Member’s Knowledge, any of its Affiliates is a Person that: (i) is, or is controlled by, a Designated Person; (ii) has received funds or other property from a Designated Person; or (iii) is in breach of or is the subject of any action or investigation under any Anti-Terrorism Law. Neither the APFC Member nor any of its Affiliates engages or will engage in any dealings or transactions, or is or will be otherwise associated, with any Designated Person. The APFC Member is in compliance with the Patriot Act. The APFC Member has taken commercially reasonable measures to ensure compliance with the Anti-Terrorism Laws, including the requirement that (A) no Person who owns any direct or indirect interest in the APFC Member is a Designated Person; and (B) funds invested directly or indirectly in the APFC Member are derived from legal sources.

(h) Issuance and/or Conveyance of Common Shares.

(1) The APFC Member understands that the Common Shares being issued and/or conveyed to the APFC Member hereunder have not been registered under the Securities Act, or under applicable Blue Sky Laws, in reliance upon exemptions contained in the Securities Act and Blue Sky Laws and any applicable regulations promulgated thereunder or interpretations thereof, and cannot be offered for sale, sold or otherwise transferred unless, among other things, such Common Shares subsequently are so registered or qualify for exemption from registration under the Securities Act and Blue Sky Laws, and that the certificates representing such Common Shares, if any, shall bear a legend noting such restrictions as described in Section 18 hereof. Without limiting the foregoing, the APFC Member understands that the Common Shares will not be able to be sold or otherwise transferred by the APFC Member pursuant to the terms of the Lock-Up Agreement.

(2) The Common Shares being acquired by the APFC Member hereunder are being acquired under this Agreement by the APFC Member in good faith solely for its own account, for investment and not with a view toward resale or other distribution in violation of the Securities Act, and that the Common Shares shall not be disposed of by the APFC Member in contravention of the Securities Act or any applicable Blue Sky Laws.

(3) The APFC Member has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Common Shares, and it understands and

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is able to bear any economic risks associated with such investment (including the inherent risk of losing all or part of its investment in such Common Shares).

(4) Subject to the accuracy of the representations and warranties of AH LLC in Section 5.1(hh) and of the Company in Section 5.3(i), the APFC Member is personally and directly familiar with business that is conducted and is intended to be conducted by the OP and the Company, including financial matters related to such business, has been given the opportunity to ask questions of, and receive answers from, the general partner of the OP and the trustees of the Company concerning the business and financial affairs of the OP and the Company, and the terms and conditions of its acquisition of such Common Shares, and has had further opportunity to obtain any additional information desired (including information necessary to verify the accuracy of the foregoing).

(5) The APFC Member has had an opportunity, to the full extent it deemed necessary or desirable, to inform its legal and/or financial advisers of the terms, nature and risks of investing in the Common Shares at this time, and to consult with them as appropriate about the investment.

(6) The APFC Member is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

(i) Transactions with Related Parties. There are no outstanding loans, receivables or payables from or to the APFC Member, on the one hand, and the Venture or any of its subsidiaries, on the other hand.

5.3. Representations, Warranties and Agreements of the Company, the OP and TRS. Each of the Company, the OP and TRS hereby represents and warrants to AH LLC (except with respect to Section 5.3(i)) and the APFC Member as follows, as of the Closing Date:

(a) Due Authorization. This Agreement has been duly authorized, executed and delivered by the Company, the OP and TRS and constitutes the legal, valid and binding agreement of the Company, the OP and TRS enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights and to general principles of equity. This Agreement and the Transactions have been duly and unconditionally (other than for the conditions expressly set forth herein) authorized by the Special Committee. In connection with such approval, the Company has received the opinion of Duff & Phelps, LLC, to the effect that the Transactions are fair, from a financial point of view to the Company.

(b) Organization and Good Standing of the Company, the OP and TRS. Each of the Company, the OP and TRS (i) is duly formed, validly existing and in good standing under the laws of the state of its organization and is qualified to do business in each of the states in which it is required to be qualified, and (ii) has the

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requisite corporate or other entity power and authority to (A) carry on its business as now being conducted, except where the failure to be qualified would not reasonably be expected to result in a Material Adverse Effect and (B) execute, deliver and perform its obligations under this Agreement and the documents to be executed and delivered by it pursuant to this Agreement (to the extent it is a party thereto).

(c) No Conflict; Legal Compliance. (1) Neither the execution, delivery, nor performance of this Agreement by the Company, the OP or TRS, nor any action or omission on the part of the Company, the OP or TRS required pursuant hereto, nor the consummation of the Transactions will (i) result in a breach or violation of, or constitute a default under, any Legal Requirement; (ii) result in a breach of any term or provision of the charter documents of the Company, the OP or TRS or result in the breach of any term or provision thereof; or (iii) constitute a default or result in the cancellation, termination, acceleration, breach or violation of any agreement, instrument, indenture, lease or other material document to which the Company, the OP or TRS is a party or by which any of the properties of the Company, the OP or TRS is bound, or give any Person the right to challenge any such transaction, to declare any such default, cancellation, termination, acceleration, breach or violation or to exercise any remedy or obtain any other relief under any such agreement, instrument, indenture, lease, or other material document or under any Legal Requirement, except, in the case of (i) or (iii), for such breaches, cancellations, terminations, acceleration or violation that would not reasonably be expected to result in a Material Adverse Effect; and (2) neither the Company nor the OP is, nor will be, required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement which has not already been given or obtained (except as provided for in this Agreement), except for such failure to give notice or obtain consent which would not reasonably be expected to result in a Material Adverse Effect.

(d) Insolvency. None of the Company, the OP or TRS has (i) made a general assignment for the benefit of creditors; (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by its creditors; (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of its assets; (iv) suffered the attachment or other judicial seizure of all, or substantially all, of its assets; (v) admitted in writing its inability to pay its debts as they come due; or (vi) made an offer of settlement, extension or composition to its creditors generally.

(e) Brokers and Finders. None of the Company, the OP or TRS has entered into any agreement resulting in any of the Company, the OP or TRS having any obligation or liability as a result of the execution and delivery of this Agreement and the consummation of the Transactions by the Company, the OP or TRS for any brokerage or finder fees or charges of any kind whatsoever.

(f) Foreign Asset Control. None of the Company, the OP or TRS nor any of their respective Affiliates or constituents is a Person that: (i) is, or is

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controlled by, a Designated Person; (ii) has received funds or other property from a Designated Person; or (iii) is in breach of or is the subject of any action or investigation under any Anti-Terrorism Law. None of the Company, the OP or TRS, nor any of their Affiliates or constituents, engages or will engage in any dealings or transactions, or is or will be otherwise associated, with any Designated Person. The Company, the OP and TRS are in compliance with the Patriot Act. The Company, the OP and TRS have taken commercially reasonable measures to ensure compliance with the Anti-Terrorism Laws, including the requirement that (A) no Person who owns any direct or indirect interest in the Company, the OP or TRS is a Designated Person; and (B) funds invested directly or indirectly in the Company, the OP or TRS are derived from legal sources.

(g) Title to OP Units. Upon AH LLC’s transfer of the AH LLC Membership Interests to the OP, and delivery by the OP to AH LLC of the certificates or other evidence for the OP Units which AH LLC is acquiring under this Agreement, (i) the OP Units to be issued at the Closing will be duly authorized and validly issued, and holders of OP Units will have no obligation to make any further payments for the purchase of the OP Units or contributions to the OP solely by reason of their ownership of OP Units, and (ii) AH LLC will acquire the OP Units free and clear of all Encumbrances of any nature whatsoever, other than those imposed by law, or contemplated by this Agreement.

(h) Title to Common Shares. Upon the APFC Member’s transfer of the APFC Membership Interests to the OP, and delivery by the OP to the APFC Member of the certificates for the Common Shares, if any, which the APFC Member is acquiring under this Agreement, (i) the Common Shares to be conveyed at the Closing will be duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, and (ii) the APFC Member will acquire the Common Shares free and clear of all Encumbrances of any nature whatsoever, other than those imposed by law, or contemplated by this Agreement.

(i) Registration Statement Provided to the APFC Member. The Registration Statement did not contain a misstatement of material fact, nor did it omit to state a material fact necessary to make the statements made therein, in light of the circumstances in which they are made, not misleading.

6. Covenants.

6.1. Prorations. All monthly rents and other monthly income from the Properties, real estate, Contracts and personal property Taxes, and other recurring operating expenses of the Venture, its subsidiaries and/or the Properties (collectively, the “Proration Items”) shall be prorated on the basis of actual days elapsed as of 11:59 p.m. on April 30, 2013 (notwithstanding that the Closing will occur after such date):

(a) Generally. Those items for which actual bills are not available at the Closing shall be prorated based upon good faith estimates using bills from the previous month or year, as applicable, and shall be the subject of a preliminary

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post-closing adjustment forty-five (45) days after the Closing, and shall be the subject to a final post-closing adjustment on December 31, 2013 (based upon the best information available at such time and using April 30, 2013 as the date of proration). Once all applicable amounts have been ascertained, but in no event later than December 31, 2013, AH LLC shall prepare and deliver a final statement of prorations to the Company, the OP and the APFC Member. Notwithstanding that prorations are generally to be performed using April 30, 2013 as the date of proration, the following provisions of this Section 6.1 shall be applicable in determining such prorations.

(b) Lease Rentals; Security Deposits. All non-delinquent rents, charges and revenue of any kind relating to the Properties shall be prorated as of April 30, 2013. No proration will be made with respect to any delinquent rents not received as of the Closing. All delinquent rents as of the Closing received by the Company or the OP after the Closing, will be applied (i) first, to current rent and other amounts then due and payable under the applicable Lease, (ii) then to delinquent rent due for periods after the month of the Closing, (iii) then to delinquent rent due for periods prior to April 30, 2013, and (iv) then to delinquent rent due for the period after April 30, 2013 and prior to the month of the Closing (with such amounts being paid to AH LLC and the APFC Member). In addition, if AH LLC holds any security deposits under the Leases, then AH LLC shall transfer to the account of the Venture or the applicable subsidiary any security deposits for which the Venture or its applicable subsidiaries is liable under the Leases (to the extent such security deposits have not been applied against delinquent rents).

(c) Operating Expenses. All insurance premiums, utility bills, management fees (including, without limitation, pursuant to the Venture Property Management Agreement) and other recurring monthly operating expenses (including, without limitation, homeowners association assessments, dues and fees) that are not paid by tenants under Leases directly shall be prorated as of April 30, 2013.

(d) Net Asset Adjustment. On December 31, 2013, the parties shall determine the amount of Monetary Assets and Monetary Liabilities (both of which terms are defined below).

“Monetary Assets” shall mean the sum of

(i) the cash of the Venture and its subsidiaries as of April 30, 2013;

(ii) the net amount received by the Venture and/or any of its subsidiaries in connection with the sale of the Venture’s and/or its subsidiaries’ California properties after April 30, 2013 (which net amount the parties agree is equal to $11,266,001.28);

(iii) the net amount received by the Venture and/or any of its subsidiaries in connection with the sale by the Venture and/or its subsidiaries, after

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April 30, 2013 and prior to December 31, 2013, of any of the Excluded Properties, minus the stated value of such Excluded Properties as set forth on Exhibit C (if such net amount is a negative number, then such net amount shall be deducted in determining Monetary Assets);

(iv) the net of the amount of cash paid by the Venture and/or any of its subsidiaries to acquire additional properties after April 12, 2013 and on or before April 30, 2013, which amount is set forth on Exhibit J, less the amount of cash received by the Venture and/or any of its subsidiaries in connection with the sale of any of the Properties (excluding therefrom any Foreclosure Properties) after April 12, 2013 and on or before April 30, 2013, which amount is set forth on Exhibit J (if such net amount is a negative number, then such net amount shall be deducted in determining Monetary Assets);

(v) the net amount of any cash received by the Venture and/or any of its subsidiaries, after April 30, 2013 and on or before December 31, 2013, in connection with the return of the purchase price paid by the Venture and/or any of its subsidiaries for any Foreclosure Property owned by the Venture or any of its subsidiaries as of April 30, 2013, minus the sum of (A) the stated value of such Foreclosure Property as set forth on Exhibit D plus (B) the stated value of any Foreclosure Property which was included in the Properties as of April 12, 2013 and for which, after April 12, 2013 and on or before April 30, 2013, the Venture and/or any of its subsidiaries received cash in connection with the return of the purchase price paid by the Venture and/or any of its subsidiaries for such Foreclosure Property (if such net amount is a negative number, then such net amount shall be deducted in determining Monetary Assets);

(vi) the receivables held by the Venture and its subsidiaries as of April 30, 2013 (except for those receivables which are otherwise to be prorated as set forth above in this Section 6.1); and

(vii) the deposits made by the Venture and its subsidiaries and held in escrow accounts as of April 30, 2013.

“Monetary Liabilities” shall mean the sum of:

(i) the amount of the payables and accrued liabilities of the Venture and its subsidiaries as of April 30, 2013, except for those payables and liabilities which are otherwise to be prorated as set forth above in this Section 6.1;

(ii) the amount paid by the Venture and/or its subsidiaries after April 30, 2013 and on or prior to December 31, 2013 to clear any liens or other Encumbrances that existed when the Properties were acquired through the foreclosure process; and

(iii) the amount paid by the Venture and/or its subsidiaries after April 30, 2013 and on or before December 31, 2013 for Initial Renovations pursuant to Section 3.3 plus, if all of the Initial Renovations have not been completed as of December 31, 2013, an estimate (as agreed upon between AH LLC and the OP) of the costs remaining to complete all of the Initial Renovations.

Contribution Agreement

If, as of December 31, 2013, the Monetary Assets are greater than the Monetary Liabilities, then such difference shall be distributed equally (50/50) between AH LLC and the APFC Member. If, as of December 31, 2013, the Monetary Liabilities are greater than the Monetary Assets, then AH LLC shall pay the Venture such difference. An example of the calculation of the foregoing amounts is set forth on Exhibit K.

(e) Proration Payments. If the statement of prorations prepared by AH LLC and submitted to the APFC Member, the Company and the OP reflects a payment to the Company or the OP, AH LLC shall pay such amount to the Company and the OP within ten (10) days after delivery of the statement of prorations. If such statement of prorations reflects a payment to AH LLC and the APFC Member, the OP shall pay such amount to AH LLC and the APFC Member within ten (10) days after delivery of the statement of prorations (with such amount to be shared equally by AH LLC and the APFC Member).

6.2. Litigation Support. In the event and for so long as any party actively is contesting or defending against any third party action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) this Transaction or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction involving the Venture or any of its subsidiaries, each of the other parties will reasonably cooperate with such party and its counsel (at the expense of the requesting party) in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the contest or defense; provided, however, that the contesting or defending party shall reimburse the other party for its reasonable costs and expenses (including its internal costs for the personnel providing such assistance).

6.3. Cooperation on Post-Closing Tax Matters.

(a) Each of the parties shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the preparation and filing of any Tax Return and any audit or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information which are reasonably relevant to any such audit or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The parties agree (i) to retain all books and records with respect to Tax matters pertinent to the Venture and its subsidiaries relating to any Pre-Closing Tax Period, and to abide by all record retention agreements entered into with any Tax Authority, and (ii) to give the other party reasonable written notice prior to destroying or discarding any such books and records and, if the other party so requests, to allow such party to take possession of such books and records.

Contribution Agreement

(b) For all U.S. federal, state and local income Tax purposes and other Tax purposes where permitted, the contribution of the Tax Matters Persons shall be treated as the contribution of the assets of the Tax Matters Persons subject to the liabilities of the Tax Matters Persons. To the extent allowed by Law, the APFC Member, AH LLC and the Company shall file all U.S. federal, state and local Tax Returns in a manner consistent with such treatment.

6.4. Board Representation. Upon request of the APFC Member, the Company will permit the APFC Member to designate one (1) additional member to the Company’s board of trustees, subject to the Company’s approval, which approval shall not unreasonably be withheld, conditioned or delayed. If, one (1) year after the Closing, an initial public offering of the Company’s Class A common shares has not been completed and the Company’s Class A common shares are not otherwise publicly traded on a national securities exchange, the size of the Company’s board of trustees will be revised so as to permit the APFC Member to designate thirty percent (30%) of the members of the Company’s board of trustees (until such time as the Company’s Class A common shares are capable of being publicly traded).

6.5. Lock-Up Agreement. At or immediately prior to the closing of the Company’s initial public offering, the APFC Member and the Company shall enter into the Lock-Up Agreement.

7. Indemnification and Claims.

7.1. Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties of the parties contained in this Agreement will survive until twenty-four (24) months after the Closing Date; provided that (i) the representations and warranties contained in Section 5.1(n) (Compliance with Laws), Section 5.1(q) (Brokers, Finders and Advisors), Section 5.1(u) (Tax), Section 5.1(f) (Title to Properties), Section 5.1(y) (Title to Assets), Section 5.2(f) (Brokers, Finders and Advisors), and Section 5.3(e) (Brokers and Finders) shall survive until the later of twenty-four (24) months after the Closing Date or thirty (30) days after the expiration of the applicable statute of limitations with respect to the matters addressed in such sections, and (ii) the representations and warranties contained in Section 5.1(a) (Due Authorization; Approvals), Section 5.1(c) (Organization and Good Standing of the Venture, its subsidiaries and AH LLC), Section 5.1(g) (Ownership of the Membership Interests), Section 5.2(a) (Due Authorization; Approvals), Section 5.2(c) (Organization and Good Standing of the APFC Member), Section 5.2(e) (Ownership of the Membership Interests), Section 5.3(a) (Due Authorization), Section 5.3(b) (Organization and Good Standing of the Company, the OP and TRS), Section 5.3(g) (Title to OP Units), and Section 5.3(h) (Title to Common Shares) shall survive indefinitely with respect to the matters addressed in such sections. Notwithstanding the foregoing, a claim reasonably described in written notice given in good faith in accordance with this Article 7 in respect of a representation or warranty on or prior to the date on which the representation or warranty ceases to survive shall not thereafter be barred by the expiration of the survival period, and may be pursued thereafter without regard to such expiration. Except as otherwise expressly provided in this Agreement, each covenant or agreement set forth in this Agreement shall survive without limit.

Contribution Agreement

7.2. Indemnification by AH LLC. AH LLC shall indemnify and hold harmless the Company, the OP, the Venture and its subsidiaries, the APFC Member and their respective successors and the respective shareholders, members, managers, partners, officers, directors, trustees, employees and agents of each such indemnified Person from and against any and all Losses that may be asserted against, or paid, suffered or incurred by any such Indemnified Party to the extent arising out of, resulting from, based upon or relating to (i) any breach, as of the Closing Date of any representation or warranty made by AH LLC in this Agreement or in any of the Transaction Documents; provided, that for purposes of this Section 7.2, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or similar qualification contained in or applicable to such representation or warranty; (ii) any failure by AH LLC duly and timely to perform or fulfill any of the covenants or agreements required to be performed by AH LLC under this Agreement or any of the Transaction Documents; (iii) any act, omission or state of affairs for which AH LLC would be liable to the Company, the OP, the Venture or its subsidiaries or the APFC Member or would be required to provide indemnity to the Company or the OP under the Company’s declaration of trust in effect on the date hereof, to the extent such act, omission or state of affairs preceded the Closing; and (iv) any claim arising out of, resulting from, based upon or related to the APFC Member’s reliance upon the accuracy and completeness of AH LLC’s representations and warranties in Section 5.1 to make the APFC Member’s representations and warranties in Section 5.2. Notwithstanding anything in this Agreement to the contrary, AH LLC shall indemnify and hold harmless the Company, the OP, the Venture and its subsidiaries, and their respective successors and the respective shareholders, members, managers, partners, officers, directors, trustees, employees and agents of each such indemnified Person from and against any and all Losses that may be asserted against, or paid, suffered or incurred by any such Indemnified Party to the extent arising out of, resulting from, based upon or relating to any claim against any such Person under Section 7.4(i) related to the representations and warranties contained in Section 5.3(c) (No Conflict; Legal Compliance), Section 5.3(e) (Brokers and Finders) and Section 5.3(f) (Foreign Asset Control).

7.3. Indemnification by the APFC Member. The APFC Member shall indemnify and hold harmless the Company, the OP, the Venture and its subsidiaries, AH LLC and their respective successors (and the respective shareholders, members, partners, officers, directors, trustees, managers, employees and agents of each such indemnified Person) (each a “Company/AH LLC Indemnified Party”) from and against any and all Losses that may be asserted against, or paid, suffered or incurred by any such Indemnified Party to the extent arising out of, resulting from, based upon or relating to (i) any breach as of the Closing Date of any representation or warranty made by the APFC Member in this Agreement or in any of the Transaction Documents; provided, that for purposes of this Section 7.3, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or similar qualification contained in or applicable to such representation or warranty; or (ii) any failure by the APFC Member duly and timely to perform or fulfill any of the covenants or agreements required to be performed by the APFC Member under this Agreement or any of the Transaction Documents. Any indemnification by the APFC Member under this Agreement is subject to a specific appropriation of funds for that purpose by the Legislature of the State of Alaska. The parties to this Agreement recognize and agree, however, that (i) the APFC Member has no appropriation currently available to it to indemnify Advisor under this Agreement; (ii) enactment of an appropriation in the future to fund a payment under

Contribution Agreement

any indemnification provision remains in the sole discretion of the Legislature; and (iii) the Legislature’s failure to make such an appropriation creates no further liability of the APFC Member. Notwithstanding the foregoing, (x) the APFC Member shall use commercially reasonable efforts to obtain approval from the Legislature of the State of Alaska of sufficient funds to pay any indemnification claims of the Company/AH LLC Indemnified Parties under this Section 7.3, and (y) the Company/AH LLC Indemnified Parties shall be entitled to bring claims against the APFC Member for breaches of this Agreement, and such claims (other than claims for indemnification) shall not be subject to the limitations set forth in the preceding sentence.

7.4. Indemnification by the Company. The Company shall indemnify and hold harmless AH LLC, the APFC Member and their respective successors (and their respective shareholders, members, officers, directors, trustees, managers, employees and agents) from and against any and all Losses that may be asserted against, or paid, suffered or incurred by any such Indemnified Party to the extent arising out of, resulting from, based upon or relating to (i) any breach as of the Closing Date of any representation or warranty made by the Company or the OP in this Agreement or in any of the Transaction Documents; provided, that for purposes of this Section 7.4, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or similar qualification contained in or applicable to such representation or warranty; and (ii) any failure by the Company or the OP to perform or fulfill any of their respective covenants or agreements required to be performed by the Company or the OP under this Agreement or any of the Transaction Documents. The Company shall indemnify and hold harmless the APFC Member and its respective successors (and their respective shareholders, members, officers, directors, trustees, managers, employees and agents) from and against any and all Losses that may be asserted against, or paid, suffered or incurred by any such Indemnified Party to the extent arising out of, resulting from, based upon or relating to any claim brought against any such Person in connection with the Company’s initial public offering.

7.5. Limitations. The maximum aggregate liability of AH LLC under Section 7.2 shall not exceed $904.5 million. The maximum aggregate liability of the APFC Member under Section 7.3 shall not exceed $704.7 million. The maximum aggregate liability of the Company under Section 7.4 shall not exceed $904.5 million.

7.6. Indemnification Procedures. All claims for indemnification by any Indemnified Party under this Article 7 shall be asserted and resolved as follows:

(a) If an Indemnified Party intends to seek indemnification under this Article 7, it shall promptly notify the Indemnifying Party in writing of such claim, indicating with reasonable particularity the nature of such claim and the basis therefor (including a good faith estimate of the amount of Losses to the extent practicable) and provide the Indemnifying Party with all relevant information that is material to the claim or that the Indemnifying Party may reasonably request. The failure to provide such notice will not affect any rights hereunder except to the extent the Indemnifying Party is materially prejudiced thereby.

Contribution Agreement

(b) If such claim involves a claim by a third party against the Indemnified Party, the Indemnifying Party may, within thirty (30) days after receipt of such notice and information, and upon notice to the Indemnified Party, at the sole cost and expense of the Indemnifying Party assume the settlement or defense thereof, with counsel reasonably satisfactory to the Indemnified Party; provided, that the Indemnified Party may participate in such settlement or defense through counsel chosen by it at the sole cost and expense of the Indemnified Party. If the Indemnifying Party assumes the settlement or defense of such claim and the Indemnified Party determines reasonably and in good faith that representation by the Indemnifying Party’s counsel of both the Indemnifying Party and the Indemnified Party would present such counsel with a conflict of interest, then the Indemnifying Party shall pay the reasonable fees and expenses of the Indemnified Party’s counsel. So long as the Indemnifying Party is contesting any such claim in good faith in accordance with the first sentence of this Section 7.6(b), the Indemnifying Party shall have the right to settle any claim for which indemnification has been sought and is available hereunder; provided, that to the extent that such settlement requires the Indemnified Party to take, or prohibits the Indemnified Party from taking, any action or purports to obligate the Indemnified Party, then the Indemnifying Party shall not settle such claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed. So long as the Indemnifying Party is contesting any such claim in good faith in accordance with the first sentence of this Section 7.6(b), the Indemnified Party shall (A) not pay or settle any such claim without the Indemnifying Party’s consent, such consent not to be unreasonably withheld or delayed; and (B) cooperate fully with the Indemnifying Party and its counsel in the settlement and defense of such claim. If the Indemnifying Party is not entitled to join in or assume the defense of the claim pursuant to the foregoing provisions or is entitled but does not contest such claim in good faith (including if it does not notify the Indemnified Party of the assumption of the defense of such claim within the thirty (30)-day period set forth above), then the Indemnified Party may conduct and control, through counsel of its own choosing and at the expense of the Indemnifying Party, the settlement or defense thereof, and the Indemnifying Party shall cooperate with it in connection therewith. Except as otherwise expressly provided in this Section 7.6, the failure of the Indemnified Party to participate in, conduct or control such defense shall not relieve the Indemnifying Party of any obligation it may have hereunder. Any defense costs required to be paid by the Indemnifying Party on behalf of the Indemnified Party shall be paid as incurred, promptly against delivery of reasonably detailed invoices therefor.

7.7. Character of Indemnity Payments. The parties agree that any indemnification payments made with respect to this Agreement shall be treated for all Tax purposes as an adjustment to the consideration paid by the Company, unless otherwise required by Law (including by a determination of a Tax Authority that, under applicable Law, is not subject to further review or appeal).

7.8. Exclusive Remedy. Except for claims based on fraud, willful misconduct, criminal activity or claims for equitable relief, and except as set forth in clause (y)

Contribution Agreement

of Section 7.3, following the Closing, the rights of the parties for indemnification relating to breaches of this Agreement shall be limited to those contained in this Article 7 and such indemnification rights shall be the exclusive remedies of the parties with respect to breaches of this Agreement.

7.9. Subrogation/Insurance. If an Indemnified Party recovers Losses from an Indemnifying Party, the Indemnifying Party shall be subrogated, to the extent of such recovery, to the Indemnified Party’s rights against any third party with respect to such recovered Losses, subject to the subrogation rights of any insurer providing insurance coverage under one of the Indemnified Party’s policies and except to the extent that the grant of subrogation rights to the Indemnifying Party is prohibited by the terms of the applicable insurance policy. With respect to any rights of any Indemnifying Party against a third party to which an Indemnified Party is entitled pursuant to the preceding sentence, such Indemnified Party shall use commercially reasonable efforts to preserve any rights that such Indemnifying Parties may have to make claims against third parties (including under applicable insurance policies) and the Indemnified Parties and the Indemnifying Parties shall cooperate with and assist the other in issuing notices of claims to such third parties, presenting claims for payment and collecting proceeds related thereto. Notwithstanding anything in this Agreement to the contrary, the amount of any Losses of any Person under this Article 7 shall be net of the amount, if any, received by the Indemnified Party (after deducting all costs and expenses associated with recovering such amount) from any third party (including any insurance company or other insurance provider).

8. Notices. All notices, demands and requests hereunder shall be in writing and shall be deemed to have been properly given if (a) hand delivered; (b) sent by reputable overnight courier service; or (c) sent by United States registered or certified mail, postage prepaid, addressed to the parties at the respective addresses set forth below, or at such other address as any of the parties may from time to time designate by written notice given as herein required. Service of any such notice or other communications so made shall be deemed effective on the day of actual delivery (whether accepted or refused) as shown by the addressee’s return receipt if by certified mail, and as confirmed by the courier service if by courier; provided, however, that if such actual delivery occurs after 5:00 p.m. (local time where received) or on a non-business day, then such notice or communication so made shall be deemed effective on the first business day after the day of actual delivery. All such notices shall be addressed as follows:

If to the Company:	American Homes 4 Rent
22917 Pacific Coast Highway, Suite 300
Malibu, California 90265
Attention: Lead Independent Trustee

With a cc to:	Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, DC 20004
Attention: James E. Showen

If to the OP:	American Homes 4 Rent, L.P.
22917 Pacific Coast Highway, Suite 300
Malibu, California 90265
Attention: Lead Independent Trustee

Contribution Agreement

With a cc to:	Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, DC 20004
Attention: James E. Showen

If to TRS:	American Homes 4 Rent TRS, LLC
22917 Pacific Coast Highway, Suite 300
Malibu, California 90265
Attention: General Counsel

If to the APFC Member:	The APFC Member Permanent Fund Corporation
801 West 10th Street, Suite 302
Juneau, Alaska 99801
Attention: Robert Valer, Esq.

With a cc to:	Davis Wright Tremaine LLP
Attn: Donald E. Percival
1201 Third Avenue, Suite 2200
Seattle, Washington 98101

And a cc to:	Michael McHargue
CS Capital Management, Inc.
6100 Center Drive – Suite 1175
Los Angeles, CA 90045

If to AH LLC:	American Homes 4 Rent, LLC
22917 Pacific Coast Highway, Suite 300
Malibu, California 90265
Attention: President

9. Entire Agreement; Amendments. This Agreement (together with any exhibits and schedules) contains or will contain the entire agreement among the parties with respect to the Transactions, and shall supersede all previous oral and written and all contemporaneous oral negotiations, commitments and understandings between the parties. This Agreement may be amended, changed, terminated or modified only by agreement in writing signed by all of the parties.

10. Successors and Assigns. The covenants, agreements, rights and options contained in this Agreement shall be binding upon and shall inure to the benefit of the respective heirs, executors, successors and assigns of the parties hereto and all Persons or entities claiming by, through or under any of them.

11. Further Documents. Each party hereto agrees to execute any and all further documents and writings and perform such other reasonable actions that may be or become necessary or expedient to effectuate and carry out the Transactions, whether before or after the Closing.

Contribution Agreement

12. Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Maryland, without regard to conflicts of law principles.

13. Counterparts. This Agreement may be executed in a number of identical counterparts, each of which shall be deemed an original and all of which, collectively, shall constitute one agreement.

14. Construction of Agreement. No party, or its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against any party.

15. No Waiver. A waiver by either party hereto of a breach of any of the covenants or agreements in this Agreement to be performed by the other party shall not be construed as a waiver of any succeeding breach of the same or other covenants, agreements, restrictions or conditions of this Agreement.

16. Severability. In the event that any phrase, clause, sentence, paragraph, section, article or other portion of this Agreement shall become illegal, null or void, or against public policy, for any reason, or shall be held by any court of competent jurisdiction to be illegal, null or void, or against public policy, the remaining portions of this Agreement shall not be affected thereby and shall remain in force and effect to the full extent permissible by law.

17. Headings. The headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. All references in this Agreement to sections and exhibits are to sections and exhibits of this Agreement, unless otherwise indicated.

18. Legends. All certificates representing the Common Shares to be issued and/or conveyed at the Closing shall bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR STATE SECURITIES LAWS AND CANNOT BE OFFERED, SOLD, OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND REGULATIONS PROMULGATED THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED BY THE REGISTERED OWNER HEREOF FOR INVESTMENT AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION THEREOF IN VIOLATION OF THE SECURITIES ACT. THE SHARES MAY NOT BE SOLD,

Contribution Agreement

PLEDGED, TRANSFERRED OR ASSIGNED EXCEPT IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE PROVISIONS OF THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN A TRANSACTION OTHERWISE IN COMPLIANCE WITH APPLICABLE FEDERAL AND STATE SECURITIES LAWS.”

[SIGNATURE PAGES FOLLOW]

Contribution Agreement

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Company:	AMERICAN HOMES 4 RENT,
a Maryland real estate investment trust

	By:		/s/ Matthew J. Hart
Name: Matthew J. Hart
Title: Chairman of the Special Committee of the Board of Trustees

OP:	AMERICAN HOMES 4 RENT, L.P.
a Delaware limited partnership

	By:		American Homes 4 Rent, a Maryland real estate investment trust, its General Partner

		By:	/s/ Matthew J. Hart
Name: Matthew J. Hart
Title: Chairman of the Special Committee of the Board of Trustees

Venture	AMERICAN HOMES 4 RENT I, LLC,
a Delaware limited liability company

	By:		/s/ David Singelyn
Name: David Singelyn
Title: Manager of American Homes 4 Rent, LLC, as Manager of the Venture

The APFC Member:	ALASKA PERMANENT FUND CORPORATION, acting on behalf of the funds over which the Alaska Permanent Fund Corporation is designated by Alaska Statutes 37.13 to manage and invest

	By:		/s/ Valerie Mertz
Name: Valerie Mertz
Title: Chief Financial Officer

[Signature Page to Contribution Agreement]

AH LLC:	AMERICAN HOMES 4 RENT, LLC,
a Delaware limited liability company

	By:	/s/ David Singelyn
Name: David Singelyn
Title: Manager

TRS:	AMERICAN HOMES 4 RENT TRS, LLC, a Delaware limited liability company

	By:	/s/ Sara Vogt-Lowell
Name: Sara Vogt-Lowell
Title: Sr. Vice President

[Signature Page to Contribution Agreement]

LIST OF EXHIBITS

Exhibit A	Definitions

Exhibit B-1	Other Contribution Agreement

Exhibit B-2	Amended and Restated Agreement on Investment Opportunities

Exhibit C	Excluded Properties

Exhibit D	List of Subsidiaries, Properties Owned and Valuations

Exhibit E	Registration Rights Agreement

Exhibit F	Lock-Up Agreement

Exhibit G	AH LLC Assignment Agreement

Exhibit H	APFC Member Assignment Agreement

Exhibit I	Title Indemnity Agreement

Exhibit J	Cash Paid and Received for April 12 – 30 Properties

Exhibit K	Example of Reconciliation

Exhibit L	Forms of Powers of Attorney

LIST OF SCHEDULES

Schedule 5.1(b)	Legal Proceedings

Schedule 5.1(i)	Contracts

Schedule 5.1(cc)	Insurance

Schedule 5.1(ee)	Liabilities

EXHIBIT A

DEFINITIONS

1. “Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise

2. “Anti-Terrorism Law” means each of: (a) the Executive Order; (b) the Patriot Act; (c) the Money Laundering Control Act of 1986, 18 U.S.C. Sect. 1956; and (d) any other Law now or hereafter enacted to monitor, deter or otherwise prevent terrorism or the funding or support of terrorism.

3. “Contracts” means all of the contracts (and all amendments or modifications thereto) to which the Venture or any subsidiary thereof is a party.

4. “Designated Person” means any Person who (a) is named on the list of Specially Designated Nationals or Blocked Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control and/or any other similar lists maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control pursuant to authorizing statute, executive order or regulation; (b) (i) is a Person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of the Executive Order or any related legislation or any other similar executive order(s), or (ii) engages in any dealings or transactions prohibited by Section 2 of the Executive Order or is otherwise associated with any such Person in any manner who violates of Section 2 of the Executive Order; or (c) (i) is an agency of the government of a country; (ii) is an organization controlled by a country; or (iii) is a Person resident in a country that is subject to a sanctions program identified on the list maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or as otherwise published from time to time, as such program may be applicable to such agency, organization or Person.

5. “Encumbrances” means any and all liens, charges, security interests, mortgages, pledges, options, preemptive rights, rights of first refusal or first offer, proxies, levies, voting trusts or agreements, or other adverse claims or restrictions on title or transfer of any nature whatsoever.

6. “Equity Interests” means (i) with respect to a corporation, as determined under the laws of the jurisdiction of organization of such entity, shares of capital stock (whether common, preferred or treasury); (ii) with respect to a partnership, limited liability company, limited liability partnership or similar Person, as determined under the laws of the jurisdiction of organization of such entity, units, interests, or other partnership or limited liability company interests; or (iii) any other equity ownership.

7. “Executive Order” means Executive Order No. 13224 on Terrorist Financings:—Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism issued on 23rd September, 2001, as amended by Order No. 132684, as so amended.

8. “GAAP” means United States generally accepted accounting principles.

9. “Governmental Authority(ies)” means the government of the United States or any other nation, or of any political subdivision thereof, whether state, regional or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

10. “Hazardous Substances” means collectively, but only as such items are defined as of the Effective Date, (i) those substances included within the definitions of or identified as solid wastes, special wastes, hazardous chemicals, hazardous waste, hazardous substances, hazardous materials, toxic substances or similar terms in or pursuant to the Comprehensive Environmental Response Compensation and Liability Act of 1980 (42 U.S.C. § 9601, et seq.) (“CERCLA”), Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901, et seq.) (“RCRA”), the Occupational, Safety and Health Act of 1970 (29 U.S.C. § 651, et seq.) (“OSHA”), the Hazardous Materials and Transportation Act (49 U.S.C. § 1801, et seq.) (“HMTA”), Clean Water Act, 33 U.S.C. § 1321, et seq., or Clean Air Act (42 U.S.C. § 7401, et seq.), all as amended prior to the Effective Date, and all regulations promulgated pursuant to such laws prior to the Effective Date, (ii) those substances listed in the United States Department of Transportation Table (49 CFR 172.101 and amendments thereto enacted prior to the Effective Date) or by the EPA as hazardous substances (40 CFR Part 302 and amendments thereto), (iii) any material, waste or substance which is or contains petroleum or petroleum related products, including, without limitation, crude oil or any fraction thereof, natural gas, synthetic gas usable for fuel or any mixture thereof, asbestos or asbestos containing materials, polychlorinated biphenyls, flammable explosives, radioactive materials or (iv) such other substances, materials and wastes, which are, as of the Effective Date, regulated or classified as a hazardous, toxic, solid or a special waste, under any federal, state, county, municipal or other local environmental laws now in effect.

11. “Indebtedness” means, as to any Person, (i) all obligations of such Person for borrowed money (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured); (ii) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments; (iii) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business; (iv) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency; (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person; (vi) all obligations of such Person under leases which have been or should be, in accordance with GAAP, recorded as capital leases; (vii) all indebtedness secured by any lien on any property or asset owned or held by such Person regardless of whether the indebtedness secured thereby shall have been assumed by such Person or is non-recourse to the credit of such Person; and (viii) all guarantees by such Person of the Indebtedness of any other Person.

12. “Indemnified Party” means any Person claiming indemnification under any provision of Article 7.

13. “Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article 7.

14. “Knowledge” means (i) with respect to AH LLC, the actual knowledge after reasonable investigation of B. Wayne Hughes, David Singelyn, Jack Corrigan, Peter Nelson and David Goldberg, (ii) with respect to the APFC Member, the actual knowledge after reasonable investigation of Michael Burns, Jay Willoughby and Robert Valer, and (iii) with respect to the Company, the actual knowledge after reasonable investigation of B. Wayne Hughes, David Singelyn, Jack Corrigan, Peter Nelson and David Goldberg.

15. “Law(s)” means all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directives, decrees, policies, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law, rule, regulation, ordinance, order, code interpretation, judgment, decree, directive, guideline, policy or similar form of decision of any Governmental Authority.

16. “Legal Requirement(s)” means any and all judicial decisions, orders, injunctions, writs, statutes, laws, rulings, rules, regulations, permits, certificates, or ordinances of any Governmental Authority.

17. “Losses” means any and all damages, fines, fees, penalties, liabilities, losses and costs and expenses (including interest, court costs and fees, and reasonable costs of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any claim, default or assessment); provided, that Losses shall not include any indirect, special or punitive damages (other than punitive damages asserted in a claim by a third party) or incidental or consequential damages.

18. “Material Adverse Effect” means any circumstance, event, change or effect that, individually or in the aggregate: (A) is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), results of operations, business, assets or liabilities of the Person in question (on a collective basis), it being agreed that any financial adverse effect in excess of $15 million shall be a Material Adverse Effect, or (B) would materially impair the ability of the Person in question to perform its duties and obligations under this Agreement or to consummate the Transactions; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (1) changes or conditions (including, without limitation, changes in economic, financial market, credit market, regulatory or political conditions) affecting the United States or state economies, or the ownership and operation of residential properties, and which do not have a materially disproportionate impact on the Person in question, as compared to similarly situated Persons engaged in activities substantially similar to such Person, or (2) actions or omissions of the Person in question taken with the express prior written consent of the other parties to this Agreement in contemplation of the Transactions.

19. “Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 (commonly known as the USA Patriot Act).

20. “Person(s)” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

21. “Tax” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), whether federal, state, local, foreign or other, together with any interest, penalty, addition to tax or additional amount imposed by any Tax Authority and any liability for any of the foregoing as transferee or successor.

22. “Tax Authority” means any Governmental Authority responsible for the imposition of any Tax.

23. “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and any amendment thereof.

24. “Transaction Documents” means this Agreement, Registration Rights Agreement, the Lock-Up Agreement, the AH LLC Assignment Agreement, the APFC Member Assignment Agreement, the Title Indemnity Agreement, and any agreements or documents prepared or executed pursuant to the transactions contemplated by such agreements, any exhibits or attachments to any of the foregoing and any other agreement signed by the parties that expressly states that it is intended to be a Transaction Document, as the same may be amended from time to time.

25. “Transactions” means the transactions contemplated by the Transaction Documents.

26. “Transferred Assets” means all material tangible personal property and other material assets reflected in the Financial Statements any all other material, personal property used in the Venture’s operations, including, without limitation, furniture, fixtures and equipment, and any equipment leases.

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